Lingas Ventures, Inc.
3240 W. 71st Avenue
Unit 5
Westminister, CO 80030
720-319-5602

April 11, 2014

Securities and Exchange Commission
Office of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Adam Turk

Re: Lingas Ventures, Inc.

Gentlemen;

In furtherance of the conversation this afternoon between Adam Turk of the Securities and Exchange Commission (the "SEC") and David Lubin, counsel to Lingas Ventures, Inc. (the "Company"), the Company covenants and agrees that as soon as the applicable filing codes are obtained for Eric Hagen, Steve Brandt and Jonathan Hunt, said individuals will file a Schedule 13D with the SEC regarding their acquisition of more than 5% of the issued and outstanding shares of the Company. The Company further acknowledges that said filing should have been made within 10 days of March 19, 2014, the date of the acquisition of said shares by Messrs. Hagen, Brandt and Hunt from the previous owners.

The Company will not file a definitive Schedule 14C with the SEC or distribute said information statement to its stockholders until the Schedule 13D has been filed.

If you require any additional information, please do not hesitate to contact the undersigned or Mr. Lubin at 516-887-8200 or at david@dlubinassociates.com.

Sincerely,

LINGAS VENTURES, INC.

By:	/s/ Eric Hagen
Name:	Eric Hagen
Title:	President and Chief Executive Officer